SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

1.              DATE, TIME AND PLACE: On April 19, 2022, at 3:00 pm, in an exclusively digital form, pursuant to article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3 of Instruction No. 481, issued by the Securities and Exchange Commission of Brazil (“CVM”) on December 17, 2009 (“CVM IN 481”). According to article 4, paragraph 3 of CVM IN 481, this Annual and Extraordinary Meeting of BRASKEM S.A. (“Meeting” and “Company”, respectively) was considered to be held at the Company's headquarters, located at Rua Eteno, No. 1.561, Camaçari, Polo Petroquimico, in the City of Camaçari, State of Bahia, CEP 42810-000.

2.              CALL NOTICE: Call Notice published pursuant to article 124 of Federal Law No. 6.404, of December 15, 1976 (“Brazilian Corporate Law”), in the newspaper “O Correio da Bahia”, in the editions of March 19, 21 and 22, 2022 and on the website of the same newspaper (https://publicidadelegal.correio24horas.com.br/).

3.              PUBLICATIONS: The following documents were published according to Article 133 of the Brazilian Corporate Law: (i) Notice to Shareholders informing that the documents and information related to the matters on the agenda, including the Management Report on the corporate affairs and the main administrative facts of the fiscal year that ended in December 31, 2021, a copy of the Financial Statements accompanied by the respective Explanatory Notes and the Report of Grant Thornton Auditores Independentes, the Company’s Independent Auditor, as well as the Fiscal Council’s Opinion and the Summary Annual Report of the Statutory Compliance and Audit Committee, were made available to shareholders at the Company's headquarters, as published in the newspaper “O Correio da Bahia” in the editions of March 19, 21 and 22, 2022 and on the website of the same newspaper (https://publicidadelegal.correio24horas.com.br/); and (ii) Management's Report on the corporate business and the main administrative facts for the fiscal year ended in December 31, 2021, the Financial Statements accompanied by the respective Explanatory Notes and the Report of Grant Thornton Independent Auditors, the Company’s Independent Auditor, as well as the Fiscal Council’s Opinion and the Summary Annual Report of the Statutory Compliance and Audit Committee, all related to the fiscal year that ended in December 31, 2021, dated March 16, 2022, were published, in a summarized form, in the newspaper "O Correio da Bahia" in the edition of March 24, 2022, and in the website of the same newspaper (https://publicidadelegal.correio24horas.com.br/). The documents above were made available to the shareholders at the Company’s headquarters and published in the electronic pages of CVM and of the Company at least one (1) month in advance of the present date, pursuant to the applicable regulations of Brazilian Corporate Law and applicable CVM regulations. The other documents and information related to the Agenda, according to CVM IN 481 and CVM Instruction 480, dated December 7, 2009 (“CVM IN 480”), were disclosed to the Company’s shareholders by presenting them via CVM through the Empresas.Net system on March 19, 2022, which are available at the Company’s headquarters.

1

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

4.              ATTENDANCE: The Meeting was attended by shareholders representing 99.10% of the voting capital of the Company, 82.11% of the Class “A” and Class “B” preferred shares, as verified by the information contained in the analytical maps prepared by the bookkeeper and by the Company itself, pursuant to article 21-W, items I and II of CVM IN 481, and the records of the electronic distance participation system made available by the Company, pursuant to article 21-V, item III of CVM IN 481. The meeting was also attended by Mr. Octavio Zampirollo, representative of Grant Thornton Independent Auditors, independent auditor of the Company, Mr. Amós da Silva Cancio, member of the Company's Fiscal Council, Mr. Julio Moura Neto, coordinator of the Company's Statutory Compliance and Audit Committee, and Mr. Marcelo Arantes de Carvalho, representative of the Company's management, who were available for clarification regarding the matters subject of the Meeting.

5.              COMPOSITION OF THE PRESIDING BOARD: Once the legal quorum was verified, the Meeting started, with Ms. Paula Cristina Penteado Magalhães Azevedo acting as chairwoman of the meeting, and Ms. Clarisse Mello Machado Schlieckmann as secretary of the meeting, who were chosen as set forth in article 16, paragraph 3, of the Company’s Bylaws.

6.              FISCAL COUNCIL’S REPORT: The Company's Fiscal Council, on March 16, 2022, considering in its analysis the unqualified report of Grant Thornton Independent Auditors, issued a favorable opinion to the proposal presented by the Management for approval, by the Annual General Meeting, of the proposals of: (i) Capital Budget for the fiscal year 2022; and (ii) allocation of results for the fiscal year ended on December 31, 2021, as earned in the statement of shareholders' equity, contained in the financial statements for the fiscal year ended on December 31, 2021, recommending the payment of the minimum mandatory dividend provided for in Brazilian Corporate Law, the distribution of additional dividends and the retention of the remaining profit, after other allocations, based on the Capital Budget contained in Exhibit II of the Management's Proposal for the Meeting.

2

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

7.              AGENDA:

7.1.         ON ANNUAL GENERAL MEETING: (i) To examine, discuss and vote on the Company’s Financial Statements containing the Explanatory Notes, accompanied by the Independent Auditors’ Report and Opinion, the Fiscal Council’s Opinion and the Compliance and Audit Committee’s Report, pertaining to the fiscal year ended on December 31, 2021 (ii) To examine, discuss and vote on the Management’s Report and respective Managers’ Accounts pertaining to the fiscal year ended on December 31, 2021 (iii) To resolve upon the Management Proposal for the Capital Budget for the 2022 fiscal year (iv) To examine and discuss on the Management Proposal for the allocation of the results of the fiscal year ended on December 31, 2021 (v) To resolve on the election of members of the Company’s Board of Directors and their alternates (vi) To resolve on the election of the Chairman and Vice Chairman of the Company’s Board of Directors, pursuant to article 19 of the Company’s Bylaws (vii) To resolve on the election of the members and respective alternates of the Company’s Fiscal Council; and (viii) To resolve on the annual and global compensation of the managers and members of the Company’s Fiscal Council related to the fiscal year to be ended on December 31, 2022.

7.2.         ON EXTRAORDINARY GENERAL MEETING: (i) To resolve on the re-ratification of the annual and global compensation of the Company's managers for the fiscal year ended on December 31, 2021; (ii) Amendment to article 4, main section, of the Company’s Bylaws due to the voluntary conversion of the Company’s class “B” preferred shares, exercised by a shareholder and (iii) To resolve on the restatement of the Company’s Bylaws due to the amendment of article 4 of the Bylaws, previously mentioned.

8.              PRELIMINARY PROCEDURES: Before proceeding to business, the Chairwoman of the Meeting provided clarifications on the operation of the remote participation electronic system made available by the Company and how the shareholders who participate remotely in the Meeting could express themselves and vote, and she also informed that: (i) the Meeting would be recorded, and the recording will be filed at the Company's headquarters, under the terms of article 21-E, sole paragraph, of CVM IN 481; and (ii) the remote participation electronic system in the Meeting allowed shareholders to hear the statements of all other shareholders and address the members of the Presiding Board and other participants in the Meeting, thus allowing communication between shareholders. The Chairwoman also asked if any of the shareholders participating through the electronic system had submitted a vote by sending a Remote Voting Ballot (“Ballots”) and wished to change their vote at this Meeting, so that the votes received through the Ballots were disregarded, as provided for in article 21-C, paragraph 2, item II of CVM IN 481.

3

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

9.              RESOLUTIONS: The reading of the consolidated synthetic voting map of the votes casted by means of Ballots was unanimously waived by the shareholders, according to article 21-W, paragraph 4 of CVM IN 481, since this document was released to the market by the Company yesterday, April 18, 2022. In addition, by proposal of the Chairwoman of the meeting, the reading of the documents related to the matters to be resolved at this Meeting was unanimously waived by all the shareholders, since they were previously made available and fully known by all the shareholders. The shareholders also unanimously authorized the publication of the minutes of this Meeting without the signatures of the shareholders, pursuant to article 130, paragraph 2, of the Brazilian Corporate Law. The matters on the agenda were discussed and voted, and the following resolutions having been made:

9.1.         ANNUAL GENERAL MEETING:

9.1.1.   FINANCIAL STATEMENTS: To Approve, by majority vote of the shareholders holding common shares of the Company, recorded the abstentions, including those legally impeded, as well as contrary votes, according to the voting map contained in Exhibit I of these minutes, the Company's Financial Statements, containing the Explanatory Notes, duly accompanied by the Report issued by the Company's independent auditors, Grant Thornton Auditores Independentes, the Opinion issued by the Fiscal Council, and the Summary Annual Report issued by the Statutory Compliance and Audit Committee, all related to the fiscal year ended on December 31, 2021.

9.1.2.   MANAGEMENT REPORT AND MANAGERS’ ACCOUNTS: To Approve, by majority vote of the shareholders holding common shares of the Company, recorded the abstentions, including those legally impeded, as well as contrary votes, according to the voting map contained in Exhibit I of these minutes, the Management Report and the Company’s Managers’ Accounts for the fiscal year ended on December 31, 2021.

4

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

9.1.3.   CAPITAL BUDGET FOR FISCAL YEAR 2022: To Approve, by majority vote of the shareholders holding common shares of the Company, recorded the abstentions, including those legally impeded, as well as contrary votes, according to the voting map contained in Exhibit I of these minutes, the Management's proposal for the Company's Capital Budget for the fiscal year ending on December 31, 2022, with a term of one year, in the amount of 643,619,006.04 BRL, for retention of profits, pursuant to article 196 of Brazilian Corporate Law, to cover the partial carry out of the Company's corporate investments planned for 2022, among other destinations, as approved by the Board of Directors' meeting held on March 16, 2022.

9.1.4.   ALLOCATION OF THE RESULTS OF THE FISCAL YEAR ENDED ON DECEMBER 31, 2021:

9.1.4.1.                 To consign the calculation of profit in the fiscal year ended on December 31, 2021, in the amount of 13,984,945,605.64 BRL, contained in the Income Statement for the year, of the Financial Statements for the fiscal year ended on December 31, 2021, which shall be partially applied for the absorption of losses accumulated in previous years, pursuant to article 189 of the Brazilian Corporate Law, in the amount of 4,529,547,142.73 BRL, and considering the adjustments of equity valuation and prescribed dividends, in the amount of 28,536,864.71 BRL, contained in the Statement of Changes in Shareholders' Equity, results in net profit for the fiscal year ended December 31, 2021 subject to allocation by the Meeting in the amount of 9,483,935,327.62 BRL; and

5

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

9.1.4.2.                 To approve, by majority vote of the shareholders holding common shares of the Company, recorded the abstentions and contrary votes, according to the voting map in Exhibit I of these minutes, that: (i) the amount of 472,769,923.15] BRL, will be allocated to the legal reserve, pursuant to article 193 of the Brazilian Corporate Law; (ii) the amount of  1,017,546,398.43 BRL, will be allocated to a tax incentive reserve, pursuant to article 195-A of the Brazilian Corporate Law; (iii) to distribute dividends, pursuant to article 46, paragraph 3 of the Company's Bylaws, in the total amount of 7,350,000,000.00 BRL, which corresponds to 77.5% of the Adjusted Net Profit for the fiscal year ended on December 31, 2021, corresponding to: (iii.1) the amount of 4,171,339,598.33 BRL, corresponding to 9.23539763023 BRL (nine reais, twenty-three cents and fraction) per common share; (iii.2) the amount of 3,178,357,246.21 BRL, corresponding to 9.235162800409 BRL (nine reais, twenty-three cents and fraction) per class “A” preferred share; (iii.3) the amount of 303,155.46 BRL, corresponding to 0.6060402986 BRL (sixty cents and fraction) per class “B” preferred share. Also, as follows: (a) Anticipated Dividends, in the total amount of 6,000,000,000.00 BRL, to be attributed to the mandatory dividends for the fiscal year 2021, based on part of the net profit calculated in the period between January 1 and September 30, 2021, declared at the Board of Directors' meeting on December 2, 2021 and paid on December 20, 2021, corresponding to: (a.1) the amount of 3,405,152,005.20 BRL, corresponding to 7.539048791898 BRL (seven reais, fifty-three cents and fraction) per common share; (a.2.) the amount of 2,594,544,839,34 BRL, corresponding to 7.539048791898 per class “A” preferred share; and (a.3) the amount of 303,155.46 BRL, corresponding to 0.606032140100 BRL (sixty cents and fraction) per class “B” preferred share; and (b) declaration of Additional Dividends, in the amount of 1,350,000,000.00 BRL, as follows: (b.1) the amount of 766,187,593.13 BRL, corresponding to 1.696348838321 BRL (one real, sixty-nine cents and fraction) per common share; and (b.2) the amount of 583,812,406.87 BRL, corresponding to 1.696348838321 BRL (one real, sixty-nine cents and fraction) per class "A" preferred share ("Additional Dividend”); (iv) the amount of 643,619,006.04 BRL, retained by the Company, pursuant to article 196 of the Brazilian Corporate Law, based on the Capital Budget approved in item 9.1.3 of the Agenda. The payment of the Additional Dividend will be made in full in May 2022, and the date from which the dividends will be effectively paid will be communicated by means of a Notice to the Shareholders that will be published by the Company today. Moreover, the payment of the Additional Dividend will be made based on the equity position at the end of trading on this date, and the Company's shares will be traded “ex dividends” as of April 20, 2022.

9.1.5.   ELECTION OF EFFECTIVE MEMBERS OF THE COMPANY’S BOARD OF DIRECTORS:

9.1.5.1.                 The Presiding Board clarified that there were requests for a separate election by attending shareholders, as well as by shareholders that requested the separate election by means of remote voting ballots, totaling 5.76% of the capital stock, considering only preferred shares, and 6.32% considering common shares and preferred shares, in both cases “ex-treasury”. The requests were impaired since, according to the voting map in Exhibit I, even considering the requests made by those who did not prove the uninterrupted ownership of their shares according to Brazilian Corporate Law, they do not make up the minimum percentage of participation required in any of the cases provided above, which is 10% of the Company’s capital stock (“ex-treasury”) in both cases. As the minimum percentage for installation was not reached, the Presiding Board waived the need to verify the other evidence necessary for the exercise of such right, after considering the documentation received from the shareholders who sent it.

6

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

9.1.5.2.                 Then, it was approved, in a majority election, by majority vote of the shareholders holding common shares of the Company, registered the abstentions and contrary votes, according to the voting map contained in Exhibit I of these minutes, the election or reelection, as the case may be, of the following effective and alternate members of the Company's Fiscal Council, according to the slate composed of the shareholders Novonor S.A. – Em Recuperação Judicial (formerly named Odebrecht S.A.) and NSP Investimentos S.A. – Em Recuperação Judicial (formerly named OSP Investimentos S.A.) (“Novonor”) and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), for an unified term of two years, starting on this date and ending at the Annual General Meeting that will resolve on the Company's financial statements for the fiscal year to end on December 31, 2023, as provided for in articles 18 and 20 of the Company's Bylaws:

As effective members:

9.1.5.2.1.	Mr. JOSÉ MAURO METTRAU CARNEIRO DA CUNHA, Brazilian citizen, married under universal community property ruling, engineer, bearer of Identity Card (RG) No. 02549734-8 IFP/RJ, enrolled with the Individual Taxpayers' Register of the Ministry of Finance (“CPF/ME”) under No. 299.637.297-20, resident and domiciled in the City and State of Rio de Janeiro, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo.

9.1.5.2.2.	Mr. EDUARDO BACELLAR LEAL FERREIRA, Brazilian, married under separate property ruling, Navy Officer (Reserve), bearer of Identity Card No. 236089 MB, enrolled with CPF/ME under No. 265.598.977-53, resident and domiciled in the City and State of Rio de Janeiro, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

7

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

9.1.5.2.3.	Mr. JOSÉ LUIS BRINGEL VIDAL, Brazilian citizen, married under partial property ruling, engineer, bearer of Identity Card (RG) No. 9.474.035 SSP/SP, enrolled with the CPF/ME under No. 107.395.448-02, resident and domiciled in the City and State of São Paulo, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

9.1.5.2.4.	Mr. GESNER JOSÉ DE OLIVEIRA FILHO, Brazilian citizen, married under partial property ruling, economist, bearer of Identity Card (RG) No. 6968227 SSP/SP, enrolled with the CPF/ME under No. 013.784.028-47, resident and domiciled in the City and State of São Paulo, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

9.1.5.2.5.	Mr. JOÃO PINHEIRO NOGUEIRA BATISTA, Brazilian citizen, married under separate property ruling, economist, bearer of Identity Card (RG) No. 36.605-155-6 SSP/SP, enrolled with the CPF/ME under No. 546.600.417-00, resident and domiciled in the City and State of São Paulo, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

9.1.5.2.6.	Mr. ROBERTO LOPES PONTES SIMÕES, Brazilian citizen, married under partial property ruling, engineer, bearer of Identity Card (RG) No. 839.142 SSP/BA, enrolled with the CPF/ME under No. 141.330.245-91, resident and domiciled in the City and State of São Paulo, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

8

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

9.1.5.2.7.	Mrs. JULIANA SÁ VIEIRA BAIARDI, Brazilian citizen, divorced, engineer, bearer of Identity Card RG No. 05.650.159-58 SSP/BA, enrolled with CPF/ME under No. 259.780.047-49, resident and domiciled in the City and State of São Paulo, with her business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

9.1.5.2.8.	Mr. HECTOR NUÑEZ, American citizen, married under partial property ruling, business administrator, bearer of RNE Identity Card No. V143568-M (CGPI/DIREX/DPF), enrolled with CPF/ME under No. 249.498.638-94, resident and domiciled in the City of São Paulo, State of São Paulo, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

9.1.5.2.9.	Mr. ROBERTO FALDINI, Brazilian citizen, married under separate property ruling, business administrator, bearer of Identity Card RG No. 3.182.138-8, enrolled with CPF/ME under No. 070.206.438-68, resident and domiciled in the City and State of São Paulo, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

9.1.5.2.10.	Mr. CHARLES LENZI, Brazilian citizen, married under the partial property ruling, electrical engineer, bearer of Identity Card RG No. 1005915838 SJP/RS, enrolled with CPF/ME under No. 276.937.750-72, resident and domiciled in the City of Porto Alegre, State of Rio Grande do Sul, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo; and

9.1.5.2.11.	Mr. MARCELO KLUJSZA, Brazilian citizen, married under partial property ruling, mechanical engineer, holder of the National Driver's License - CNH No. 042485797 DETRAN/RJ, enrolled with CPF/ME under No. 849.022.137-53, resident and domiciled at the City of Rio de Janeiro, State of Rio de Janeiro, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo.

9

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

And as alternate members:

9.1.5.2.12.	Mr. ANDRÉ AMARO DA SILVEIRA, Brazilian citizen, married under the partial property ruling, civil engineer, bearer of Identity Card RG No. M1238071 SSP/MG, enrolled with CPF/ME under No. 520.609.346-72, resident and domiciled in the City and State of São Paulo, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo, as an alternate member of Mr. José Mauro Mettrau Carneiro da Cunha;

9.1.5.2.13.	Mr. RODRIGO TIRADENTES MONTECCHIARI, Brazilian citizen, divorced, economist, holder of the National Driver's License - CNH No. 10710993-6 DETRAN/RJ, enrolled with CPF/ME under No. 073.285.937-92, resident and domiciled at the City of Rio de Janeiro, State of Rio de Janeiro, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo, as an alternate member of Mr. Eduardo Bacellar Leal Ferreira;

9.1.5.2.14.	Mr. DANIEL PEREIRA DE ALBUQUERQUE ENNES, Brazilian citizen, single, economist and lawyer, bearer of Identity Card (RG) No. 273426400 SSP/SP, enrolled with CPF/ME under No. 086.809.277-08, resident and domiciled in the City and State of Rio de Janeiro, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo, as an alternate member for Mr. José Luis Bringel Vidal;

9.1.5.2.15.	Mrs. LAURA MANIERO GADELHO, Brazilian citizen, married under partial property ruling, lawyer, enrolled with OAB/SP under No. 257.921-1, enrolled with CPF/ME under No. 327.092.088-14, resident and domiciled in the City and State of São Paulo, with her business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo, as an alternate member of Mrs. Juliana Sá Vieira Baiardi;

10

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

9.1.5.2.16.	Mr. GUILHERME SIMÕES DE ABREU, Brazilian, divorced, business manager, holder of identity card number RG 59.766.020-7 SSP/SP, enrolled with CPF/ME under No. 054.800.095-00, resident and domiciled in the City and State of São Paulo, with her business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo, as an alternate member of Mr. Hector Nuñez;

9.1.5.2.17.	Mr. MARCOS ANTÔNIO ZACARIAS, Brazilian citizen, married under partial property ruling, accountant, bearer of Identity Card RG No. 04883385-9 IFP/RJ, enrolled with CPF/ME under No. 663.780.367-72, resident and domiciled in the City and State of Rio de Janeiro, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo, as an alternate member of Mr. Charles Lenzi; and

9.1.5.2.18.	Mr. LINEU FACHIN LEONARDO, Brazilian citizen, married under partial property ruling, business manager, holder of Identity Card RG no. 25.278.665-8 SSP/SP, enrolled in the CPF/ME under number 317.424.398-02, resident and domiciled in the City and State of Rio de Janeiro, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo, as an alternate member of Mr. Marcelo Klujsza.

The members of the Board of Directors and alternates hereby elected or reelected, as the case may be, take office on the present date, by signing the respective term of investiture drawn up in the proper book. The members of the Board of Directors now elected were previously consulted, having submitted written statements, for all due legal purposes, under the penalties of the law, for the effect of the provisions in article 37, item II, of Law No. 8,934 of November 18, 1994 (“Law No. 8,934/94”), with wording given by article 4 of Law No. 10,194 of February 14, 2001 (“Law No. 10.194/01”), that they are not prevented from exercising commercial or management in a mercantile company by virtue of a criminal sentence, having also submitted, to comply with the provisions in CVM Ruling No. 44, of August 23, 2021 (“CVM IN 44”), and in CVM Ruling No. 367, of May 29, 2002 (“CVM IN 367”), written statements, pursuant to said rulings, which were filed at the Company’s headquarters. The new members also presented the Administrators Consent Form to the rules contained in the Level 1 Listing Regulations of Corporative Governance of B3 S.A. - Brasil, Bolsa e Balcão, also filed at the Company’s headquarters.

11

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

9.1.6.   ELECTION OF THE CHAIRMAN AND VICE-CHAIRMAN OF THE BOARD OF DIRECTORS: To Approve, by majority vote of the shareholders holding common shares of the Company, registered the abstentions and contrary votes, according to the voting map in Exhibit I of these minutes, the election of Mr. JOSÉ MAURO METTRAU CARNEIRO DA CUNHA, appointed by Novonor, and Mr. EDUARDO BACELLAR LEAL FERREIRA, appointed by Petrobras, both qualified above, as Chairman and Vice-Chairman of the Board of Directors of the Company, respectively, pursuant to article 19 of the Company's Bylaws.

Due to the elections or re-elections, as the case may be, resolved in items 9.1.5 above and the definition of the Chairman and Vice-Chairman of the Board of Directors resolved in this item 9.1.6, the Company’s Board of Directors is hereby approved as follows:

EFFECTIVE MEMBERS	RESPECTIVE ALTERNATES
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA	ANDRÉ AMARO DA SILVEIRA
EDUARDO BACELLAR LEAL FERREIRA	RODRIGO TIRADENTES MONTECCHIARI
JOSÉ LUIS BRINGEL VIDAL	DANIEL PEREIRA DE ALBUQUERQUE ENNES
GESNER JOSÉ DE OLIVEIRA FILHO	-
JOÃO PINHEIRO NOGUEIRA BATISTA	-
ROBERTO LOPES PONTES SIMÕES	-
JULIANA SÁ VIEIRA BAIARDI	LAURA MANIERO GADELHO
HECTOR NUÑEZ	GUILHERME SIMÕES DE ABREU
ROBERTO FALDINI	-
CHARLES LENZI	MARCO ANTÔNIO ZACARIAS
MARCELO KLUJSZA	LINEU FACHIN LEONARDO

12

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

9.1.7.   ELECTION OF MEMBERS OF THE FISCAL COUNCIL AND THEIR ALTERNATES:

9.1.7.1.                 In compliance with the prior request of minority shareholders holding preferred shares issued by the Company, the procedure of separate election of members of the Fiscal Council was installed, as provided for in article 161, paragraph 4, item “a” of Brazilian Corporate Law, so that they were elected by [unanimity of the votes of the minority shareholders holding preferred shares who participated separately in the election, without the participation of shareholders linked to the controlling shareholders, recorded the abstentions, according to the voting map in Exhibit I of these minutes:

9.1.7.1.1.	Mr. MARCOS AURÉLIO PAMPLONA DA SILVA, Brazilian citizen, married, lawyer, enrolled with OAB/SC under No. 21.589 and CPF/ME under No. 732.739.379-04, resident and domiciled in the City of Florianópolis, State of Santa Catarina, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo, as an effective member of the Fiscal Council; and

9.1.7.1.2.	Mr. FABRÍCIO SANTOS DEBORTOLI, Brazilian citizen, married, accountant, bearer of Identity Card RG No. 3.573.560 SSP/SC, enrolled with CPF/ME under No. 027.664.219-80, resident and domiciled in the City of Biguaçu, State of Santa Catarina, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo, as his respective alternate.

9.1.7.2.                 Then, it was approved, in a majority election by majority vote of the shareholders holding common shares of the Company, registered the abstentions and contrary votes, according to the voting map contained in Exhibit I of these minutes, the election or reelection, as the case may be, of the following effective and alternate members of the Company's Fiscal Council, according to the slate composed of shareholders Novonor and Petrobras, for a term beginning on this date and ending at the Annual General Meeting that will resolve on the Company's financial statements for the fiscal year ending on December 31, 2022, as provided for in articles 42 and 43 of the Company's Bylaws:

13

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

As effective members:

9.1.7.2.1.	Mr. CARLOS HENRIQUE VIEIRA CANDIDO DA SILVA, Brazilian citizen, single, accountant, bearer of Identity Card RG No. 062563-5 CRC/RJ, enrolled with the CPF/ME under No. 870.943.477-15, resident and domiciled in the City and State of Rio de Janeiro, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

9.1.7.2.2.	Mr. GILBERTO BRAGA, Brazilian citizen, married under partial property ruling, economist and accountant, holder of Identity Card RG number 04722037-1 DETRAN / RJ, enrolled in the Individual Taxpayers' Register of the Ministry of Finance CPF/ME under number 595.468.247-04, resident and domiciled in the City and State of Rio de Janeiro, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

9.1.7.2.3.	Mr. ISMAEL CAMPOS DE ABREU, Brazilian citizen, married under partial property ruling, accountant, holder of Identity Card RG number 00716820-90 SSP/BA, enrolled in the Individual Taxpayers' Register of the Ministry of Finance CPF/ME under number 075.434.415-00, resident and domiciled in the City of Salvador, State of Bahia, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo; and

9.1.7.2.4.	Mr. MARCILIO JOSE RIBEIRO JUNIOR, Brazilian citizen, married under partial property ruling, accountant, holder of the National Driver's License CNH No. 00797684293 DENATRAN/RJ, enrolled with the CPF/ME under No. 020.822.297-93, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo.

14

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

As respective alternate members:

9.1.7.2.5.	Mr. CRISTIANO GADELHA VIDAL CAMPELO, Brazilian citizen, single, lawyer, bearer of Identity Card RG No. MG 10854676 SSP/MG, enrolled with CPF/ME under No. 945.136.486-43, resident and domiciled in the City and State of Rio de Janeiro, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

9.1.7.2.6.	Ms. TATIANA MACÊDO COSTA RÊGO, Brazilian citizen, divorced, business administrator, holder of Identity Card RG number 0823710327 SSP/BA, enrolled with CPF/ME under No. 951.929.135-00, resident and domiciled in the City of São Paulo, State of São Paulo, with her business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, CEP 05501-050, City of São Paulo, State of São Paulo;

9.1.7.2.7.	Mr. IVAN SILVA DUARTE, Brazilian citizen, married under partial property ruling, accountant, holder of Identity Card RG number 03732230-30 SSP/BA, enrolled in the Corporate Taxpayers' Register of the Ministry of Finance CPF/ME under number 611.242.065-15, resident and domiciled in the City of Salvador, State of Bahia, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo; and

9.1.7.2.8.	Mr. ALEXIS KNEIP WARD, Brazilian citizen, single, production engineer, bearer of Identity Card RG No. 09937171-8 DIC/RJ, registered with CPF/ME under No. 078.948.497-82, resident and domiciled in the City and State of Rio de Janeiro, with his business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo.

15

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

The members of the Fiscal Council and alternates elected herein shall take office on this date, by signing the respective instrument of possession drawn up in a proper book, having submitted written declarations, for proper purposes of law, under the penalties of the law, for the purpose of the provisions of Article 37, item II of Law no. 8,934/94, as amended by Article 4 of Law no. 10,194/01, which are not prevented from exercising commercial or management activities in a mercantile company by virtue of criminal conviction, having also submitted, to comply with the provisions of CVM IN 44, written statements, according to the terms of the referred instruction, which were filed at the Company's headquarters.

Based on the elections or re-elections, as the case may be, resolved in this item 9.1.7, the Company's Fiscal Council is hereby composed as follows:

FULL MEMBERS	RESPECTIVE ALTERNATES
ISMAEL CAMPOS DE ABREU	IVAN SILVA DUARTE
GILBERTO BRAGA	TATIANA MACEDO COSTA REGO TOURINHO
MARCILIO JOSE RIBEIRO JUNIOR	ALEXIS KNEIP WARD
CARLOS HENRIQUE VIEIRA CANDIDO DA SILVA	CRISTIANO GADELHA VIDAL CAMPELLO
MARCOS AURÉLIO PAMPLONA DA SILVA	FABRÍCIO SANTOS DEBORTOLI

9.1.8.   GLOBAL AND ANNUAL COMPENSATION OF THE COMPANY’S MANAGEMENT AND MEMBERS OF THE FISCAL COUNCIL: To Approve, by majority vote of the shareholders holding common shares of the Company, registered the abstentions and contrary votes, according to the voting map contained in Exhibit I of these minutes, the total amount of up to 84,396,600.31 BRL related to the annual and global compensation of the Managers for the fiscal year 2022, including the fixed and variable fees, as well as the applicable benefits, net of social charges that are on the employer, according to the understanding of the CVM Board in Process No. 19957.007457/2018-10, reflected in the guidelines of the Circular Letter 2022 CVM/SEP and which must be individualized by the Company’s Board of Directors, in accordance with the provisions of articles 25 and 26, item “viii” of the Company's Bylaws. Additionally, the amount of 1,115,100.00 BRL was approved in relation to the compensation of the members of the Fiscal Council for the fiscal year of 2022, in compliance with the provisions of article 162, paragraph 3 of the Brazilian Corporate Law, totaling, therefore, an annual and global compensation of the Managers and members of the Fiscal Council in the amount of 85,511,700.31 BRL.

16

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

9.2.         EXTRAORDINARY MEETING:

9.2.1.   RE-RATIFICATION OF THE ANNUAL AND GLOBAL COMPENSATION OF THE COMPANY 'S MANAGEMENT FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2021: To Approve, by majority vote of the shareholders holding common shares of the Company, registered abstentions and contrary votes, according to the voting map in Exhibit I of these minutes, the re-ratification of the amount of the annual global compensation of the Company's Management for the fiscal year ended on December 31, 2021, approved by the Company's Annual and Extraordinary Meeting held on April 13, 2021 ("AEM 2021"), which will increase from the total amount of 72,478,883.96 BRL to the total amount of 74,509,856.03 BRL, with the addition of 2,030,972.07 BRL (two million, thirty thousand, nine hundred and seventy-two reais and seven cents), as stated in the Management’s Proposal for this Meeting.

9.2.2.   AMENDMENT TO ARTICLE 4 OF THE COMPANY’S BYLAWS: To Approve, by unanimous vote of the shareholders holding common shares of the Company, without any reservations, registered the abstentions, according to the voting map contained in Exhibit I of these minutes, the amendment of Article 4 of the Company's Bylaws to update the Company's capital stock, as a result of the voluntary conversion of class "B" preferred shares exercised by shareholders pursuant to article 6, paragraph 3 of the Company's Bylaws, which 21,440 class "B" preferred shares were converted into 10,720 class "A" preferred shares.

9.2.2.1.	Due to this resolution, the main section of article 4 of the Company’s Bylaws shall become effective as of this date with the following new wording: “Article 4 - The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty reais and fifty cents (BRL 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and seven thousand, eight hundred and thirty-four (797,207,834) shares, of which 451,668,652 (four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two) common shares, three hundred and forty-five million, sixty thousand, three hundred and ninety-two (345,060,392) class “A” preferred shares; and four hundred and seventy-eight, seven hundred and ninety (478,790) class “B” preferred shares.”

17

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

9.2.3.   RESTATEMENT OF THE COMPANY’S BYLAWS: To approve, by unanimous vote of the shareholders holding common shares of the Company, without any reservations, registered the abstentions, according to the voting map in Exhibit I of these minutes, the restatement of the Company's Bylaws as a result of the approval of the previous resolution. The consolidated version of the Company's Bylaws becomes part of this minute as Exhibit II.

10.           ADJOURNMENT: Pursuant to article 30, paragraph 4, of CVM Ruling IN 480, the total approvals, rejections and abstentions computed from the voting on each item of the agenda are indicated in Exhibit I, which, for all purposes, shall be considered an integral part hereof. There being no further matters to discuss, the Meeting was adjourned and these minutes were drawn up, read, discussed and found to be in order, signed by the members of the Presiding Board, and the shareholders who attended the Meeting by means of the electronic system made available by the Company had their presence recorded by the members of the Presiding Board and shall be considered as subscribers to these minutes, pursuant to article 21-V, paragraphs 1 and 2 of CVM IN 481, and the Company's Shareholders' Attendance Book. Also, pursuant to article 130, paragraph 1, of the Corporation Law, this minute was drawn up in the form of a summary of the events. Finally, the publication of these minutes with the omission of the shareholders’ signatures, pursuant to article 130, paragraph 2, of the Corporation Law, was unanimously authorized by the shareholders.

11.           SIGNATURES: Presiding Board: Chairwoman: Ms. Paula Cristina Penteado Magalhães Azevedo; and Secretary: Ms. Clarisse Mello Machado Schlieckmann.

Attending Shareholders:

NSP INVESTIMENTOS S.A. - Under judicial reorganization

NOVONOR S.A. – Under judicial reorganization

(p.p. Mr. Marcelo Guedes Nunes, João Eduardo Braz de Carvalho e Rodrigo Souza Mendes de Araújo)

18

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

PETRÓLEO BRASILEIRO S.A. PETROBRAS

(p.p. Mrs. Felipe Câmara Moreira e Eduardo Belotti Paes de Figueiredo e Sra. Mariana Fernandes da Silva)

ALASKA RANGE FUNDO DE INVESTIMENTO MULTIMERCADO

ALASKA POLAND FIA - BDR NIVEL 1

ALASKA BLACK INSTITUCIONAL FIA

ALASKA BLACK MASTER FIA - BDR NIVEL I

ALASKA BLACK ADVISORY XP SEGUROS FIFE PREVIDÊNCIA FI

ALASKA PREVIDENCIA MASTER FIM

GERACAO FUTURO L.PAR FUNDO DE INVESTIMENTO EM ACOES

AMUNDI INDEX SOLUTIONS

CPR INVEST

AMUNDI ESG GLOBAL LOW CARBON FUND

PREDIQUANT A3

THE BANK OF NEW YORK

(p.p. Sra. Michele da Silva Gonsales)

MARCELO GASPARINO DA SILVA

RENATO CHAVES

Votes presented via Remote Voting Ballots:

SOJITZ CORPORATION

SOJITZ CORPORATION

FUNDO DE INVESTIMENTO OMNI II AÇÕES

CITY OF FRESNO RETIREMENT SYSTEM
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM
LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD
OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM
ACADIAN CORE INTERNATIONAL EQUITY FUND
ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF
BLACKROCK INSTITUTIONAL TRUST COMPANY NA
CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN
CIBC EMERGING MARKETS INDEX FUND
STATE STREET ACTIVE EM MKTS SEC LEND QP COM TR FD
NN (L)

19

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

IRISH LIFE ASSURANCE PLC
MANAGED PENSION FUNDS LIMITED
MARYLAND STATE RETIREMENT AND PENSION SYSTEM
NORGES BANK
PRUDENTIAL TRUST COMPANY
PRUDENTIAL WORLD FUND INC. - PGIM QMA I. E. FUND
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS
PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND
TEACHER RETIREMENT SYSTEM OF TEXAS
TEACHERS RETIREMENT ALLOWANCES
CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND
THE EMERGING M.S. OF THE DFA I.T.CO.
THE MONETARY AUTHORITY OF SINGAPORE
VANGUARD INVESTMENT SERIES PLC
ACADIAN EMEMRGING MARKETS EQUITY FUND
SEI INSTITUTI TRUST INTERNATIONAL EQUITY FUND
STATE OF NEW JERSEY COMMON PENSION FUND D
AEGON CUSTODY BV
SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM
STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC
BLACKROCK ADVANTAGE GLOBAL FUND INC
IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR
STATE OF MINNESOTA STATE EMPLOYEES RET PLAN
STATE OF WISCONSIN INVT. BOARD MASTER TRUST
CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
THE FIRST CHURCH OF CHRIST SCIENT B MASS
ALBERTA INVESTMENT MANAGEMENT CORPORATION
THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD
FIDELITY INVESTMENTS MONEY MANAGEMENT INC
RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY
LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION
NEW ZEALAND SUPERANNUATION FUND
1199 HEALTH CARE EMPLOYEES PENSION FUND
BLUE SHIELD OF CALIFORNIA EM RT PLAN THE
SEI INST INVEST TR WORLD EQ EX-US FUND

20

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

CALIFORNIA PHYSICIANS SERVICE D/B/A BLUE SHIELD O
FORD MOTOR CO DEFINED BENEF MASTER TRUST
FORD MOTOR COMPANY OF CANADA, L PENSION TRUST
INTERNATIONAL MONETARY FUND
STATE STREET C S JERSEY L T O T COSM I F
SAUDI ARABIAN MONETARY AUTHORITY
TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS
TEXAS CHRISTIAN UNIVERSITY
UTAH STATE RETIREMENT SYSTEMS
ACADIAN ALL COUNTRY WORLD EX US FUND
PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP
EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS
JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST
NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST
THE REGENTS OF THE UNIVERSITY OF CALIFORNIA
CMLA INTERNATIONAL SHARE FUND
ALASKA PERMANENT FUND
CITY OF NEW YORK GROUP TRUST
THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO
BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND
CANADA POST CORPORATION REGISTERED PENSION PLAN
THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND
IBM DIVERSIFIED GLOBAL EQUITY FUND
ISHARES PUBLIC LIMITED COMPANY
NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND
UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST
NORTHERN EMERGING MARKETS EQUITY INDEX FUND
THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN
STICHTING BEDRIJFSTAKPENSIOENFONDS V H BEROEPSVERVOER O D WE
ISHARES MSCI BRAZIL ETF
ISHARES II PUBLIC LIMITED COMPANY
SUNSUPER SUPERANNUATION FUND
NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST
MONTANA BOARD OF INVESTMENTS
BAPTIST HEALTH SOUTH FLORIDA, INC.
NEW YORK STATE TEACHERS RETIREMENT SYSTEM
VIRGINIA RETIREMENT SYSTEM
THE TEXAS EDUCATION AGENCY

21

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

STATE STREET EMERGING MARKETS E N-L C TRUST FUND
EDUCATIONAL EMPLOYEES SUPPLEMENTARY R STM OF FAIRFAX C
INTERNACIONAL EQUITY FUND - SEI CANADA
FUTURE FUND BOARD OF GUARDIANS
GOLDMAN SACHS FUNDS - GOLDMAN SACHS E M C (R) EQ PORTFOLIO
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND
IVESCO FTSE RAFI EMERGING MARKETS ETF
NORTHERN TRUST INVESTIMENT FUNDS PLC
BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION
ISHARES MSCI BRIC ETF
PEOPLE S BANK OF CHINA
PUBLIC SECTOR PENSION INVESTMENT BOARD
THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST
COLLEGE RETIREMENT EQUITIES FUND
INVESCO DWA EMERGING MARKETS MOMENTUM ETF
LEGAL & GENERAL INTERNATIONAL INDEX TRUST
UNITED CHURCH FUNDS, INC
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF
THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA
ISHARES III PUBLIC LIMITED COMPANY
LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST
NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING
SEI INSTITUTIONAL INVESTMENTS TRUST SWE EX-US FUND
AMERICAN HEART ASSOCIATION, INC.
PICTET GLOBAL SELECTION FUND - G G M FUND
COMMONWEALTH GLOBAL SHARE FUND 22
COMMONWEALTH GLOBAL SHARE FUND 23
CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F
ACADIAN EMERGING MARKETS EQUITY II FUND, LLC
PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO
STICHTING PGGM DEPOSITARY
MISSOURI LOCAL GOVERNMENT EMPLOYEES RETIREMENT SYSTEM
ARIZONA PSPRS TRUST
FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD
STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F.
SCHWAB EMERGING MARKETS EQUITY ETF
ISHARES MSCI EMERGING MARKETS ETF
FRANCISCAN ALLIANCE, INC. MASTER PENSION TRUST

22

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK
INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF
COMMONWEALTH EMERGING MARKETS FUND 6
COX ENTERPRISES INC MASTER TRUST
STATE STREET ALL COUNTRY WORLD EX-US A NON-LEN C T F
CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND
QSUPER
FIRST TRUST EMERGING MARKETS ALPHADEX FUND
NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L
TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F
LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND
CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.
BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND
DELA DEPOSITARY ASSET MANAGEMENT B.V.
MCKINLEY CAPITAL EMERGING MARKETS GROWTH FUND SERIES A
FIRST TRUST BRAZIL ALPHADEX FUND
FIRST TRUST LATIN AMERICA ALPHADEX FUND
SSGA SPDR ETFS EUROPE I PLC
STICHTING PENSIOENFONDS ING
TEXAS MUNICIPAL RETIREMENT SYSTEM
GLOBAL X SUPERDIVIDEND ETF
VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I
TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT
AB SICAV I - EMERGING MARKETS MULTI-ASSET PORTFOLIO
ISHARES MSCI ACWI EX U.S. ETF
FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND
FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND
AB CAP FUND, INC. - AB EMERGING MARKETS MULTI-ASSET PORT
UI-E - J P MORGAN S/A DTVM
DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE
STATE STREET ALL-COUNTRY W A NON-LENDING COMMON TRUST
ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF
VOYA EMERGING MARKETS INDEX PORTFOLIO
VANGUARD FUNDS PUBLIC LIMITED COMPANY
INVESCO SP EMERGING MARKETS MOMENTUM ETF
THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832
THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835
MERCER QIF FUND PLC

23

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL
ASCENSION ALPHA FUND, LLC
COMMONWEALTH SUPERANNUATION CORPORATION
DOW RETIREMENT GROUP TRUST
WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR
FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND
FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F
ISHARES CORE MSCI EMERGING MARKETS ETF
ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF
STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F
BLACKROCK GLOBAL INDEX FUNDS
PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD
EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO
SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL
ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR
KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III
FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET
CONNECTICUT GENERAL LIFE INSURANCE COMPANY
VGV POOLFONDS EME II
QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP
STATE STREET IRELAND UNIT TRUST
GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND
SPDR SP EMERGING MARKETS FUND
DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF
XTRACKERS (IE) PUBLIC LIMITED COMPANY
XTRACKERS
THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492
FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND
THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792
NN PARAPLUFONDS 1 N.V
NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L
NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND
THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794
ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD
ADVANCED SERIES TRUST - AST PRUDENTIAL FLEXIBLE M-S P
CONSTRUCTION BUILDING UNIONS SUPER FUND
THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828
THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829

24

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000
NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST
BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)
STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO
GENERAL ORGANISATION FOR SOCIAL INSURANCE
LEGAL GENERAL GLOBAL EQUITY INDEX FUND
MOBIUS LIFE LIMITED
PGIM FUNDS PUBLIC LIMITED COMPANY
MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED INCOME FUND
AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND
SYNERGIE
POOL REINSURANCE COMPANY LIMITED
LEGAL GENERAL COLLECTIVE INVESTMENT TRUST
GLOBAL X SUPERDIVIDEND EMERGING MARKETS ETF
GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF
PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND
PIMCO RAE EMERGING MARKETS FUND LLC
AQR UCITS FUNDS
STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND
STATE STREET EMERGING MARKETS EQUITY INDEX FUND
COLONIAL FIRST STATE INVESTMENT FUND 10
THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021536
MFS BLENDED RESEARCH EMERGING MARKETS EQUITY FUND
THE BOARD OF THE PENSION PROTECTION FUND
GUIDEMARK EMERGING MARKETS FUND
NORTHERN TRUST UCITS FGR FUND
VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F
FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND
STATE STREET ICAV
WISDOMTREE EMERGING MARKETS ESG FUND
SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF
ACADIAN COLLECTIVE INVESTMENT TRUST
FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND
PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD
ISHARES IV PUBLIC LIMITED COMPANY
VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST
AQR EMERGING EQUITIES FUND LP

25

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

LEGAL & GENERAL ICAV
VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F
PRUDENTIAL INVESTMENT PORTFOLIOS 2 - PGIM QMA E. M. E. FUND
AGFIQ EMERGING MARKETS EQUITY ETF
JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT
INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST
CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND
FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND
PACER EMERGING MARKETS CASH COWS 100 ETF
MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND
THE COMMONWEALTH FUND
WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO
ISHARES MSCI EMERGING MARKETS EX CHINA ETF
PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN
SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG
BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND
EMERGING MARKETS EQUITY INDEX MASTER FUND
EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B
EMERGING MARKETS INDEX NON-LENDABLE FUND
EMERGING MARKETS INDEX NON-LENDABLE FUND B
NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND
INVESCO PUREBETASM FTSE EMERGING MARKETS ETF
FRANKLIN LIBERTYSHARES ICAV
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849
VICTORYSHARES USAA MSCI E. M. VALUE M. ETF
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI
VANGUARD EMERGING MARKETS STOCK INDEX FUND
ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND
MFS INVESTMENT FUNDS - BLENDED RESEARCH EMERGING
COLONIAL FIRST STATE INVESTMENT FUND 50
BMO INVEST FUNDS (UK) ICVC III - BMO UNIVER MAP BALANCED
BMO INVEST FUNDS (UK) ICVC III - BMO UNIVER MAP CAUTIOUS
BMO INVEST FUNDS (UK) ICVC III - BMO UNIVER MAP GROWTH
DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL
MACKENZIE EMERGING MARKETS LARGE CAP FUND
MSCI EQUITY INDEX FUND B - BRAZIL
SCRI-ROBECO QI CUST EMERG MARKETS ENHANCED INDEX EQUIT FUND
SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND

26

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY
MSCI ACWI EX-U.S. IMI INDEX FUND B2
LAERERNES PENSION FORSIKRINGSAKTIESELSKAB
GLOBAL TRUST COMP FBO AQR COLLEC INV TRUST-AQR E E C I FUND
INVESCO STRATEGIC EMERGING MARKETS ETF
WISDOMTREE EMERGING MARKETS MULTIFACTOR FUND
COMMONFUND SCREENED GLOBAL EQUITY, LLC
ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN
XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF
ROBECO CAPITAL GROWTH FUNDS
LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND
AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F
SYMMETRY PANORAMIC GLOBAL EQUITY FUND
SYMMETRY PANORAMIC INTERNATIONAL EQUITY FUND
VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T
PHILADELPHIA GAS WORKS PENSION PLAN
HARBOR OVERSEAS FUND
BRIGHTHOUSE FUNDS TRUST I-SSGA EMERGING MARKETS EN
MERCER UCITS COMMON CONTRACTUAL FUND
ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM
AQR LUX FUNDS II - AQR STYLE PREMIA: ALL COUNTRY EQUITY FUND
MOMENTUM GLOBAL FUNDS
RBC QUANT EMERGING MARKETS DIVIDEND LEADERS ETF
GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M
GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF
VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II
1895 FONDS FGR
NVIT GS EMERGING MARKETS EQUITY INSIGHTS FUND
GOTHAM CAPITAL V, LLC
KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND
LEGAL GENERAL CCF
STICHTING PENSIOENFONDS PGB
ARERO - DER WELTFONDS -NACHHALTIG
DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM
JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T
NATIONAL EMPLOYMENT SAVINGS TRUST
BMO INVESTMENT FUNDS (UK) ICVC III - BMO UNIVERSAL

27

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

IMCO EMERGING MARKETS PUBLIC EQUITY LP
HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG
QIC LISTED EQUITIES FUND
JNL EMERGING MARKETS INDEX FUND
COLONIAL FIRST STATE INVESTMENT FUND 96
MACQUARIE MULTI-FACTOR FUND
MACQUARIE TRUE INDEX EMERGING MARKETS FUND
INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST
NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN
STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN
SPDR BLOOMBERG SASB EMERGING MARKETS ESG SELECT ET
TRINITY COLLEGE CAMBRIDGE
AVIVA INVESTORS
AVIVA LIFE PENSIONS UK LIMITED
BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD
ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND
FOREIGN E COLONIAL INVESTMENT TRUST PLC
FORSTA AP-FONDEN
H.E.S.T. AUSTRALIA LIMITED
SAS TRUSTEE CORPORATION POOLED FUND
SBC MASTER PENSION TRUST
SCHRODER INTERNATIONAL SELECTION FUND
STATE OF WYOMING
STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL
VANGUARD EMERGING MARKETS SHARES INDEX FUND
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

Camaçari/BA, April 19, 2022.

The above matches the original minutes drawn up in the proper book.

_______________________________ Clarisse Mello Machado Schlieckmann Secretary

28

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

EXHIBIT I

FINAL SUMMARY VOTING MAP

Matters on the Agenda of the Annual and Extraordinary General Meeting

held on April 19, 2022[1]

Description of the Resolution	Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
		(ON)(1)	(PN)(2)
To examine, discuss and vote on the Company’s Financial Statements containing the Explanatory Notes, accompanied by the Independent Auditors’ Report and Opinion, the Fiscal Council’s Opinion and the Compliance and Audit Committee’s Report, pertaining to the fiscal year ended on December 31, 2021.	Approvals	443,106,737	-	60.6%	99.0%	-
	Rejections	6	-	0.0%	0.0%	-
	Abstentions	4,504,300	-	0.6%	1.0%	-

[1] This voting map does not contemplate matters that were not the subject of resolution by this Annual and Extraordinary Meeting, except in relation to issues 9, 10, 11, 19 and 20 of the Distance Voting Ballot of the Annual General Meeting regarding the request for separate election of the Board of Directors, pursuant to article 141, paragraph 4, items I and II, and paragraph 5 of the Brazilian Corporation Law (Issues 9, 10, 11 and 20), as well as on the appointment of candidates to the Board of Directors by shareholders holding preferred shares without voting rights or with restricted voting rights (Issue 19).

29

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Description of the Resolution	Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
		(ON)(1)	(PN)(2)
To examine, discuss and vote on the Management’s Report and respective Managers’ Accounts pertaining to the fiscal year ended on December 31, 2021	Approvals	443,106,737	-	60.6%	99.0%	-
	Rejections	6	-	0,0%	0,0%	-
	Abstentions	4,504,300	-	0.6%	1.0%	-
To resolve upon the Management Proposal for the Capital Budget for the 2022 fiscal year	Approvals	443,106,737	-	60.6%	99.0%	-
	Rejections	6	-	0,0%	0,0%	-
	Abstentions	4,504,300	-	0.6%	1.0%	-

30

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Description of the Resolution	Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
		(ON)(1)	(PN)(2)
To examine, discuss and vote on the Management Proposal for the allocation of the results of the fiscal year ended on December 31, 2021.	Approvals	443,106,737	-	60.6%	99.0%	-
	Rejections	6	-	0.0%	0.0%	-
	Abstentions	4.504.300	-	0.6%	1.0%	-

31

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Description of the Resolution	Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
		(ON)(1)	(PN)(2)
Issue 9 of the Remote Voting Ballots of the Annual Meeting[2]	Approvals	-	-	0.0%	0.0%	-
	Rejections	-	-	0.0%	0.0%	-
	Abstentions	-	-	0.0%	0.0%	-
[3]Issue 10 of the Remote Voting Ballots of the Annual Meeting	Approvals	-	66,534	0.0%	-	0.0%
	Rejections	-	8,058,093	1.1%	-	2.8%
	Abstentions	-	51,141,830	7.0%	-	18.1%

[2] Impossible request, since the total number of common shares issued by the Company in circulation (disregarding, therefore, the shares linked to the Company's Shareholders' Agreement), does not reach the minimum quorum required for the installation of such separate voting.

[3] Request for a separate election was impaired, since, according to item 9.1.5.1 of these minutes, considering both requests of attending shareholders and those who requested the separate election via Remote Voting Ballot, the quorum required was not reached to call for separate voting. As the minimum percentage for installation was not reached, the Presiding Board, after considering the documentation received from the shareholders who sent it, waived the verification of the evidence necessary for the exercise of such right.

32

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Description of the Resolution		Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
			(ON)(1)	(PN)(2)
Issue 11 of the Remote Voting Ballots of the Annual Meeting[4]		Approvals	-	45.863.368	6.3%	-	16.2%
		Rejections	-	7,369,322	1.0%	-	2.6%
		Abstentions	-	52,379,804	7.2%	-	18.5%
Issue 19 of the Remote Voting Ballots of the Annual Meeting[5]	LÍRIO ALBINO PARISOTTO (EFFECTIVE) / HELOÍSA BELOTTI BEDICKS (ALTERNATE)	Approvals	-	31,449,619	4.3%	-	11.1%
		Rejections	-	54,658,200	7.5%	-	19.3%
		Abstentions	-	1,560,320	0.2%	-	0.6%

[4] Request for a separate election was impaired, since, according to item 9.1.5.1 of these minutes, considering both requests of attending shareholders and those who requested the separate election via Remote Voting Ballot, the quorum required was not reached to call for separate voting. As the minimum percentage for installation was not reached, the Presiding Board, after considering the documentation received from the shareholders who sent it, waived the verification of the evidence necessary for the exercise of such right.

[5] This item, related to the to the separate election of the effective and alternate candidates appointed, was deemed impaired, considering both requests of attending shareholders and those who requested the separate election via Remote Voting Ballot did not reach any of the quorums required for the installation of a separate election.

33

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Description of the Resolution	Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
		(ON)(1)	(PN)(2)
[6]Issue 20 of the Remote Voting Ballots of the Annual Meeting	Approvals	4.503.700	84.675.836	12.2%	1.0%	29.9%
	Rejections	-	16,507,700	2.3%	-	5.8%
	Abstentions	-	4,428,956	0.6%	-	1.6%

[6] This item was deemed impaired since, according to item 9.1.5.1 of these minutes, considering both requests of attending shareholders and those who requested the separate election via Remote Voting Ballot, the quorum required of such a separate vote was not reached to call for separate voting. As the minimum percentage for installation was not reached, the Presiding Board, after examining the documentation received from the shareholders who sent it, waived the need to verify the other evidence necessary for the exercise of such right.

34

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Description of the Resolution	Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
		(ON)(1)	(PN)(2)
Election of candidates to the Board of Directors (by single slate)

JOSÉ MAURO METTRAU CARNEIRO DA CUNHA (EFFECTIVE) / ANDRÉ AMARO DA SILVEIRA (ALTERNATE)

EDUARDO BACELLAR LEAL FERREIRA (EFFECTIVE) / RODRIGO TIRADENTES MONTECCHIARI (ALTERNATE)

JOSÉ LUIS BRINGEL VIDAL (EFFECTIVE) / DANIEL PEREIRA DE ALBUQUERQUE ENNES (ALTERNATE)

GESNER JOSÉ DE OLIVEIRA FILHO (EFFECTIVE)

JOÃO PINHEIRO NOGUEIRA BATISTA (EFFECTIVE)

ROBERTO LOPES PONTES SIMÕES (EFFECTIVE)

JULIANA SÁ VIEIRA BAIARDI (EFFECTIVE) / LAURA MANIERO GADELHO (ALTERNATE)

HECTOR NUÑEZ (EFFECTIVE) / GUILHERME SIMÕES DE ABREU (ALTERNATE)

ROBERTO FALDINI (EFFECTIVE)

CHARLES LENZI (EFFECTIVE) / MARCO ANTÔNIO ZACARIAS (ALTERNATE)

MARCELO KLUJSZA (EFFECTIVE) / LINEU FACHIN LEONARDO (ALTERNATE)

	Approvals	443,106,737	-	60.6%	99.0%	-
	Rejections	4,504,306	-	0.6%	1.0%	-
	Abstentions	-	-	0.0%	0.0%	-

35

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Description of the Resolution		Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
			(ON)(1)	(PN)(2)
To resolve on the election of the Chairman (Mr. José Mauro Mettrau Carneiro) and the Vice-Chairman (Mr. Eduardo Bacellar Leal Ferreira) of the Company's Board of Directors, pursuant to article 19 of the Company's Bylaws		Approvals	443,106,737	-	60.6%	99.0%	-
		Rejections	6	-	0.0%	0.0%	-
		Abstentions	4,504,300	-	0.6%	1.0%	-
Election of candidates to the Fiscal Council (by separate election pursuant to Article 161, paragraph 4, item "a", of LSA)	MARCOS AURÉLIO PAMPLONA DA SILVA (EFFECTIVE) / FABRÍCIO SANTOS DEBORTOLI (ALTERNATE)	Approvals	-	114,235,530	15.6%	-	40.3%
		Rejections	-	39,456	0.0%	-	0.0%
		Abstentions	-	1,739,209	0.2%	-	0.6%

36

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Description of the Resolution		Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
			(ON)(1)	(PN)(2)
Election of candidates to the Fiscal Council (by single slate)	CARLOS HENRIQUE VIEIRA CANDIDO DA SILVA (EFFECTIVE) / CRISTIANO GADELHA VIDAL CAMPELO (ALTERNATE) GILBERTO BRAGA (EFFECTIVE) / TATIANA MACEDO COSTA REGO TOURINHO (ALTERNATE) ISMAEL CAMPOS DE ABREU (EFFECTIVE) / IVAN SILVA DUARTE (ALTERNATE) MARCILIO JOSE RIBEIRO JUNIOR (EFFECTIVE) / ALEXIS KNEIP WARD (ALTERNATE)	Approvals	443,106,737	-	60.6%	99.0%	-
		Rejections	6	-	0.0%	0.0%	-
		Abstentions	-	-	0.0%	0.0%	-

37

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Description of the Resolution	Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
		(ON)(1)	(PN)(2)
To resolve on the annual and global remuneration of the Company's managers and members of the Fiscal Council for the fiscal year ending December 31, 2022, in the total amount of BRL 84,396,600.31, relating to the annual and global remuneration of the managers, and the amount of 1,115,100.00 BRL relating to the remuneration of the members of the Fiscal Council.	Approvals	443,106,737	-	60.6%	99.0%	-
	Rejections	6	-	0.0%	0.0%	-
	Abstentions	4,504,300	-	0.6%	1.0%	-
Resolve on the re-ratification of the annual and global compensation of the Company's managers for the fiscal year ended on December 31, 2021, which will increase from the total amount of 72,478,883.96 BRL to the total amount of 74,509,856.03 BRL.	Approvals	443,106,737	-	60.6%	99.0%	-
	Rejections	6	-	0.0%	0.0%	-
	Abstentions	4,504,300	-	0.6%	1.0%	-

38

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Description of the Resolution	Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
		(ON)(1)	(PN)(2)
Amendment to article 4, main section, of the Company’s Bylaws due to the voluntary conversion of the Company’s class “B” preferred shares, exercised by a shareholder	Approvals	443,106,743	-	60.6%	99.0%	-
	Rejections	6	-	0.0%	0.0%	-
	Abstentions	4,504,300	-	0.6%	1.0%	-
To resolve on the restatement of the Company’s Bylaws due to the amendment of article 4 of the Bylaws, previously resolved	Approvals	443,106,743	-	60.6%	99.0%	-
	Rejections	-	-	0.0%	0.0%	-
	Abstentions	4,504,300	-	0.6%	1.0%	-

(1) ON shares are common shares issued by the Company. It does not consider shares held in treasury.

(2) PN Shares are preferred shares of classes A and B issued by the Company, which have voting rights solely and exclusively to: (i) separate election of the Board of Directors, pursuant to article 141, paragraph 4, item II and paragraph 5 of the Brazilian Corporate Law; and (ii) separate election of the Fiscal Council pursuant to article 161, paragraph 4, "a" of the Brazilian Corporate Law. It does not consider shares held in treasury.

39

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

EXHIBIT II

COMPANY’S RESTATED BYLAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION.

Article 1 - BRASKEM S.A., a publicly listed company, with headquarters and under the jurisdiction of the Municipality of Camaçari, State of Bahia, is governed by these bylaws and by the appropriate legislation.

First Paragraph – Due to listing of the company within the Level 1 segment of the São Paulo Stock Exchange B3 S.A. – Brasil, Bolsa, Balcão(“B3”), the Company, its shareholders, Administrators and Fiscal Board members are subject to the provisions in the B3 Level 1 Listing Regulation (“Regulation”).

Second Paragraph - The Company may, through a document signed by its Executive Board, constitute, transfer or close branches, agencies and offices in any part of Brazil or outside it.

Article 2 - The objectives of the Company are as follows: a) the manufacture, trading, import and export of chemical and petrochemical products and petrochemical derivatives; b) production, distribution and trading of units such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services; c) production, distribution and trading of electricity for its own consumption and that of other companies; d) the taking of holdings in other companies, pursuant to Law No. 6404/76, as a holder of quotas or shares; e) the manufacture, distribution, trading, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG), and other oil derivatives; f) the transportation, representation and consignment of petrochemical products and by-products, compounds and derivatives, such as polypropylene, polypropylene films, polyethylene, elastomers and their respective manufactured products; g) the free lease or loan of assets that are owned or possessed thereby because of a commercial leasing agreement, provided that this is carried out as an ancillary activity to the main corporate purpose of the Company; and h) the provision of services related to the activities above.

Article 3 - The Company’s term of duration is unspecified.

40

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

CHAPTER II

CAPITAL STOCK AND SHARES

Article 4 - The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty reais and fifty cents (BRL 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and seven thousand, eight hundred and thirty-four (797,207,834) shares, of which 451,668,652 (four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two) common shares, three hundred and forty-five million, sixty thousand, three hundred and ninety-two (345,060,392) class “A” preferred shares; and four hundred and seventy-eight, seven hundred and ninety (478,790) class “B” preferred shares.

.

First Paragraph - Irrespectively of the statutory path taken, the Company is authorized, by resolution of the Board of Directors, to increase its Capital Stock until said stock reaches a total of one billion, one hundred and fifty two million, nine hundred and thirty seven thousand, nine hundred and seventy (1,152,937,970) shares, of which five hundred and thirty five million, six hundred and sixty one thousand, seven hundred and thirty one (535,661,731) are to be common shares, six hundred and sixteen million, six hundred and eighty two thousand, four hundred and twenty one (616,682,421) are to be Class “A” preferred shares and five hundred and ninety three thousand, eight hundred and eighteen (593.818) are to be Class “B” preferred shares, it being certain that the number of preferred shares not entitled to vote, or with a restricted right to vote shall not exceed the limit of 2/3 of the entire capital of the Company (“Authorized Capital”).

Second Paragraph - The proportion verified above between the numbers of shares of the various classes of the Company’s preferred shares may be modified, dispensing the formality set forth in Article 136, paragraph 1, of Law No. 6404/76.

Article 5 - The class “B” preferred shares will always be paid in full, using resources assigned under the terms of the law on fiscal incentives for projects in the Northeast of Brazil.

Sole Paragraph - Shares paid in with resources from the Northeast Investment Fund - FINOR, created by Decree-Law No 1,376, of December 12, 1974, must remain as non-transferable registered shares for a period of four (4) years from the date that they are converted by that Fund for investors in accordance with Article 19 of Decree-Law No 1,376/74, except in the event that these shares are converted for the private individuals to which Article 3 of the same Decree-Law refers.

41

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Article 6 - All of the Company’s shares are held in book entry transfer form, in the name of their holders, and will be held in a deposit account in a financial institution without the issue of certificates.

First Paragraph - The cost for the service of transferring ownership of the shares that may be charged by the financial institution acting as depository, may be passed on to shareholders in accordance with the terms of the third paragraph of Article 35, of Law No 6,404/76.

Second Paragraph - The General Shareholders’ Meeting may authorize the conversion of class "A" preferred shares into common shares by means of the affirmative vote of shareholders representing the majority of the voting capital of the Company, which shall, however, establish:  (a) the number of shares to be converted; (b) the exchange ratio applicable to such conversion; and (c) the date on which the conversion of shares will occur.

Third Paragraph - With regard to the class “B” preferred shares, once the period of non-transferability established in special legislation has elapsed, the said shares may be converted into class “A” preferred shares at any time, through a written request to the Company, in the proportion of two (2) class “B” preferred shares received for each class “A” preferred share converted.

Fourth Paragraph - All of the Company’s shares will be entitled to tag along rights in the event that the control of the Company is transferred, with all shares qualifying for the same price per share paid to the disposing shareholders, pursuant to the terms of Chapter III of these bylaws.

Article 7 - Subscription and payment in full for the shares will be subject to the following criteria: a) the issue, quantity, price, types or classes of shares to be issued by the Company shall, depending on the case, be established by either the General Meeting or the Board of Directors, always observing the Authorized Capital in the latter hypothesis; b) the minimum amount in shares subscribed will be in accordance with the prevailing legislation; c) the period for making full payment for the subscribed shares will be established by the Board of Directors or the General Meeting, depending on the case, for each capital increase; d) payment for the shares in assets that are not credits in current legal tender will depend on approval by the General Meeting; e) there will be no preemptive rights for the subscription of shares issued under the terms of the special Law on fiscal incentives (Article 172, First Paragraph of Law No 6,404/76); nor will holders of shares subscribed with funds originating from fiscal incentives have preemptive rights to subscribe any new shares; f) without affecting the terms of the sole paragraph below, in exercising preemptive rights to subscribe to new shares and/or other securities issued by the Company, shareholders are guaranteed a period of thirty (30) days to carry out the subscription, starting from the date of publication of the respective notice to shareholders; g) the Company may issue subscription warrants at the decision of the Board of Directors, up to the limit of the Authorized Capital.

42

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Sole Paragraph - Except where there is an issue of common shares, or other securities convertible into common shares, the Board of Directors or the General Meeting may, depending on circumstances, exclude preemptive rights for former shareholders, or reduce the respective term in any issue of shares, debentures, subscription warrants or other securities, the placement of which is made through a stock exchange, a public subscription or in exchange for shares in a public offer to acquire control, in accordance with the terms of the law.

Article 8 - Each common share carries the right to one vote on the decisions of the General Meeting.

Article 9 - Preferred shares will not have voting rights, but will nevertheless enjoy the following privileges: a) Class “A” and “B” preferred shares will have equal priority in the distribution in each financial year, of a minimum, non-cumulative dividend, of six per cent (6%) of its unit value, as defined in item “g” below, in accordance with the income available for distribution to shareholders. This dividend must be paid, except in the case of a decision by the General Meeting, or the Board of Directors, there is a distribution of interim dividends (Article 46, 4th Paragraph), within sixty (60) days of the date on which it is declared, and in any case, before the end of the same financial year; b) common shares will only be entitled to dividends after the payment of dividends on the preferred shares referred to in item “a” of this article; c) following the implementation of the terms of item “a” of this article and a dividend being guaranteed on the common shares of six per cent (6%) of their unit value, as defined in item “g” below, the class “A” preferred shares will have equal claim with the common shares to the distribution of the remaining income. The class “B” preferred shares will not participate in the distribution of the remaining income after the said shares have received the minimum dividend referred to in item “a” of this article; d) only the common and class “A” preferred shares will be entitled to participate in the distribution, by the Company, of shares resulting from the incorporation of reserves into the capital stock; e) the class “A” and “B” preferred shares are guaranteed priority in the reimbursement of the Capital Stock; f) full payment for the subscription of shares by FINOR will be affected through the deposit of the corresponding amount in an escrow account with the Banco do Nordeste do Brasil S.A. in the name of the Company, with the relevant release of funds occurring immediately after the publication, in the Official Gazette of the Commercial Registry Certificate of the filing of the Minutes of the Meeting of the Board of Directors that decides on the subscription; h) the unit value of the shares will be obtained by dividing the capital stock by the number of shares in the market.

43

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Sole Paragraph - The preferred shares without voting rights that have fixed or minimum dividends, when issued, will acquire such rights in the event that the Company does not pay the fixed or minimum dividends to which the shares are entitled for three consecutive financial years, and will retain these rights until such time as these dividends are paid, in the event that they are not cumulative, or until the overdue cumulative dividends are paid, in all cases pursuant to Paragraph 1 of Article 111 of Law No. 6,404/76.

CHAPTER III

JOINT SALE RIGHTS

Article 10 - In the event that the controllers of the Company dispose control of the Company at any time, the same disposing party(ies) will be obliged to include in the document governing the same cession of control, an obligation on the part of the acquiring party(ies) to make, within a period of thirty (30) days of the formal transfer of the shares representing the controlling stake and affected through the financial institution responsible for the custody of the Company’s shares, a public offer for the purchase of all shares issued by the Company, independent of the type or class of share, for the same price per share paid to the disposing shareholder(s).

Article 11 - Pursuant to Article 10 above, transfer of control is understood to mean the sale, disposal and/or transfer of the shares representing the control of the Company, which removes from the disposing party(ies) the condition of the controller of the Company, whether in isolation or jointly with third parties, and transfers this to any company that is not (a) the controlling company, directly or indirectly, of the disposing shareholder(s); (b) controlled directly or through a stake held in a controlling block by the controlling shareholders of the ceding party(ies); or (c) controlled, whether directly or indirectly by the disposing shareholder(s).

Sole Paragraph - Notwithstanding the terms of Article 11 above, the sale, disposal and/or transfer of shares of the Company will not be considered to constitute a transfer of control, when these operations occur between shareholders that are members of the controlling block and/or signatories to agreements between shareholders of the Company regulating the exercise of political rights over the shares pertaining to members of the controlling block.

44

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Article 12 - The right of joint sale established here in Chapter III will not apply in the event that the transfer of control of the Company occurs: (a) as the result of a court ruling or act, such as judicial seizure or sentence or (b) as the result of a final decision by regulatory authorities, including the Brazilian Anti-Trust Commission (CADE), that obliges the controlling shareholder(s) of the Company to divest part or all of the shares in the Company that they hold.

CHAPTER IV

PERMANENT BODIES OF THE COMPANY

Article 13 - The following are permanent bodies of the Company: a) the General Meeting; b) the Board of Directors; c) the Executive Board; d) the Fiscal Board.

CHAPTER V

THE GENERAL MEETING

Article 14 - The General Meeting will be held ordinarily during the first four months following the end of each financial year; and extraordinarily whenever the interests of the Company so require.

Sole Paragraph - The General Meeting will be called by the Board of Directors or in the form established by law.

Article 15 - Notice of the General Meeting will be given in the written media, pursuant to the terms established by law.

Article 16 - Participation in the General Meeting is restricted to shareholders whose shares are held in the custody at the financial institution indicated by the Company up to eight (8) days prior to the holding of the said Meeting.

First Paragraph - Shareholders may appoint proxies pursuant to the terms of the law and rules published by the Brazilian Securities and Exchange Commission.

Second Paragraph – For the purposes of exercising the right set forth in paragraph 4 of article 141 of Law No. 6,404/76, shareholders must prove to the Meeting the continuous title to the minimum ownership interest required by such provision for a period of three (3) months immediately prior to the holding of the General Meeting and will be eligible to exercise the mentioned right only in relation to the shares satisfying such requirement.

45

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Third Paragraph – After signing the Register of Attendance, the shareholders will elect the Chairman and the Secretary to preside over the deliberations of the General Meeting.

Article 17 – The General Meeting shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects:

(i)	altering the preferences, advantages and/or conditions for the redemption or amortization of one or more classes of preferred shares in which the Capital of Stock of the Company is divided;
(ii)	creation of classes of preferred shares more favorable than the existing classes;
(iii)	conversion of preferred shares into common shares of the Company;
(iv)	participation in a group of companies, according to the definition contained in Article 265 of Law No. 6404/76;
(v)	amendment to the Company’s bylaws;
(vi)	increase or reduction of the Company’s Capital of Stock beyond the limit of the authorized capital, as well as redemption or amortization of its shares;
(vii)	transformation, consolidation, spin-off, merger or merger of shares involving the Company;
(viii)	increase or reduction in the number of members in the Company’s Board of Directors;
(ix)	ruling of bankruptcy, judicial and extrajudicial reorganization of the Company, or, furthermore, winding-up, liquidation or lifting of the liquidation;
(x)	alteration of the dividends policy or the minimum mandatory dividends set forth in the Company’s bylaws;
(xi)	issue by the Company of debentures convertible into common shares or subscription warrants, observing the provision in Article 26, xxiv, below;
(xii)	decision on the delisting of shares or, if delisted, the obtaining of any new registration of the Company as a publicly-held Company;
(xiii)	appraisal of the assets which the shareholder contributes to the Capital of Stock increase;
(xiv)	election and substitution of members of the Board of Directors and Fiscal Council; and
(xv)	determination of the annual compensation of administrators.

46

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

CHAPTER VI

THE BOARD OF DIRECTORS

Article 18 - The Board of Directors of the Company is composed of eleven (11) members and their respective alternates, whether resident of Brazil or not, who are elected and may be removed from office at any time by the General Meeting.

First Paragraph – At least twenty percent (20%) of the members of the Board of Directors shall be independent directors, in accordance with the definition contained in the Company's policies.

Second Paragraph – When, by virtue of compliance with the percentage referred to in Paragraph 1 above, the result is a fractional number of directors, there shall be made a rounding up to the subsequent whole number.

Third Paragraph – The directors elected by separate vote shall be considered independent.

Article 19 - The General Meeting must appoint from among the members of the Board of Directors, the Chairman and Vice-Chairman, and has the power to remove them from office at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Sole Paragraph – The position of Chief Executive Officer and Chairman of the Board of Directors cannot be held at the same time by the same individual except in the cases and under the terms set out in the Regulation.

Article 20 – The members of the Board of Directors will have a unified term of office of two (2) years, with reelection being permitted.

Sole Paragraph - The members of the Board of Directors will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Board of Directors’ Meetings, as well as other documents required by the applicable legislation and the Instrument of Consent of the Administrators set forth in the Regulation and the polices in effect at the Company, and will remain in their positions until their successors take office.

Article 21 - The terms of office of the Chairman and Vice-Chairman will be two (2) years, with re-election being permitted.

Article 22 - In the absence or temporary impairment, the members of the Board of Directors will be replaced by their respective alternates. In the absences or temporary impairment of the Chairman, the Vice-Chairman will preside over the Board of Directors. In the absence and/or temporary and simultaneous impairment of the Chairman and the Vice-Chairman, the Chairman will nominate one of the other members of the Board to replace him/her as President of the Board of Directors.

47

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Article 23 - In the event of a vacancy in the position of Member, the substitute shall automatically become its alternate in case no other Member in nominated by the remaining Members from among the alternate Members, observing the provision in the Shareholders’ Agreement filed at the Company’s headquarters, and shall serve until the first General Meeting in which its name may be ratified or substituted by the shareholders. The substitute elected to fill the position must complete the remaining management term of the replaced member.

Article 24 - The Board of Directors will normally meet every three (3) months, and extraordinarily, whenever summoned by the Chairman, Vice-Chairman or by any two (2) of its members.

First Paragraph - Between the day of calling and the day of holding the meeting of the Board of Directors, an interval of at least 10 (ten) days will exist, unless the majority of its acting members determine a shorter interval, which will not, however, be less than forty eight (48) hours, in addition to making duly supported docket available.

Second Paragraph - The Board of Directors will only deliberate in the presence of the majority of its acting members, Board members however having the option of being represented by any other Board member or alternate that they may nominate, and decisions will be taken by a majority vote, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

Article 25 - The aggregate annual compensation of the Company’s administrators will be set by the General Meeting, and the Board of Directors will be liable for establishing their individual compensation.

Article 26 - The Board of Directors is responsible for:

(i)	setting the general business policy of the Company;
(ii)	deciding on operational or expansion investments for the Company and its controlled companies in amounts greater than one hundred million Reais (BRL 100,000,000.00);
(iii)	deciding the Company’s Business Plan, which must include its short-, medium- and long-term business and strategic objectives as well as yearly and multi-year budgets, and monitoring implementation thereof;

48

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

(iv)	approving proposals for policies to be applied generally within the Company, including the contracting of insurance;
(v)	providing an opinion on the management report and financial statements at the end of each financial year, as well as on the proposal for the distribution of net profits ascertained, as well as allocation of reserves;
(vi)	approving the Operating Rules for the Board of Directors, which will rule on such subjects as the appointment of a Secretary and specialized committees to aid the Board in its decision-making process, as well as approving any Internal Rules of such committees;
(vii)	approving the criteria for the employee participation in the profit sharing program;
(viii)	appointing and dismissing the Directors of the Company and establishing their attributions and compensation, pursuant to the aggregate budget established by the General Meeting, the provisions of these bylaws and the Shareholders’ Agreements filed at the Company’s headquarters;
(ix)	monitoring management, examining at any time, the books and papers of the Company, requesting information on contracts signed or due to be signed, and on any other acts;
(x)	appointing and replacing the independent auditors of the Company and its controlled companies;
(xi)	calling the Annual and Extraordinary General Meeting(s);
(xii)	submitting to the General Meeting proposals regarding consolidation, spin-off, merger, merger of shares involving the Company or the winding-up thereof, as well as modifications to the bylaws, including increases in the Authorized Capital;
(xiii)	deciding on the participation of the Company in companies, partnerships, profit and non-profit associations or consortiums;
(xiv)	approving the acquisition of assets (except those classified under the item xv below) and the contracting of services of any kind by the Company and any of its controlled companies in the annual amounts exceeding two hundred million Reais (BRL 200,000,000.00), in accordance with the Company’s Business Plan;
(xv)	approving the acquisition of assets for the non-current assets (recorded under the item “investments”) of the Company or its controlled companies, in transactions that contemplate, per transaction or jointly per fiscal year, amounts exceeding thirty percent (30%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;
(xvi)	approving the execution of free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of the Company or its controlled companies in transactions which contemplate, per transaction or jointly per fiscal year, amounts exceeding ten percent (10%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;

49

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

(xvii)	deciding on the encumbrance, disposal or fiduciary assignment of the assets pertaining to the non-current assets of the Company or its controlled companies in operations contemplating, per transaction or jointly per fiscal year, amounts exceeding twenty percent (20%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed, or exceeding three hundred and fifty million Reais (BRL 350,000,000.00), provided such limits do not apply to the encumbrance, assignment or fiduciary alienation by the Company or its controlled companies of any asset belonging to the non-current assets, which is performed to guarantee (a) financing of the acquisition of such asset and (b) legal proceedings filed by or against the Company or its controlled companies;
(xviii)	decide on the execution of contracts between the Company or any subsidiary of the Company on the one hand, and on the other hand, any of its related parties, as defined in the Company's policy that regulates this matter, in amounts greater than R $ 20,000 .000.00 (twenty million reais) per operation or higher, together, to R $ 60,000,000.00 (sixty million reais) per fiscal year;
(xix)	setting annual limits per transaction within which the Directors may, in accordance with the terms of Article 37, without prior authorization from the Board of Directors, contract loans, financing or capital market transactions whose applicable laws or regulations do not require authorization by the Board or the General Meeting, whether in Brazil or elsewhere;
(xx)	to approve the acquisition of raw materials, by the Company or any of its subsidiaries, in an annual value greater than the equivalent amount in Reais of US $ 350,000,000.00 (three hundred and fifty million dollars), by contract or sequence of similar contracts within of the same operation, considering the period of 12 (twelve) months from the first contract, observing that the acquisitions of raw material with related parties must follow the rule provided for in item “xviii”
(xxi)	deciding on the granting or guarantees by the Company or its controlled companies for any value related to obligations assumed by third parties that are not controlled companies of the Company;
(xxii)	deliberating, within the limits of the Authorized Capital, on the issue of shares and subscription warrants by the Company, as well as of promissory notes for public distribution (“commercial paper”);
(xxiii)	approving the program for repurchase of shares of the Company or any of its publicly-held controlled company to be held in treasury or to be cancelled, as well as the subsequent divestment or cancellation of the respective shares, in accordance with the terms of the law and the rules published by the Brazilian Securities Commission;

50

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

(xxiv)	approving the issue of debentures convertible into shares within the limit of the Authorized Capital, and the issue of debentures not convertible into shares;
(xxv)	approving the granting by the Company to its administrators employees, or individuals providing services to the Company or a company under its control, of stock options within the limit of its Authorized Capital and according to a plan approved by the General Meeting;
(xxvi)	approving the creation or granting of options to buy or sell shares by the Company and/or its controlled companies and, in the case of the latter, provided such creation or granting does not result in the admission of a new shareholder (other than one of its controlled companies) in such controlled company of the Company;
(xxvii)	approving the issue by the Company and its controlled companies of promissory notes regulated by the Brazilian Securities Commission;
(xxviii)	instructing the representatives of the Company and its controlled companies regarding the exercise of the voting right for the subjects set forth in (a) items i, ii, iii, vi, vii and xi; in such cases, provided it represents the admission of a partner other than the Company and/or any of its controlled companies; (b) item v, when related to change of the corporate purpose; and (c) items ix and xii, all from article 17 hereof, always with the exception of operations and transactions already approved by the Board of Directors;
(xxix)	deciding, within the limits of its authority, on cases not covered by these bylaws; and
(xxx)	authorizing the waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, controlled companies, provided it entails loss of control by the Company or associated companies and provided it results in an alteration greater than five percent (5%) of the interest held by the Company.

Article 27 - The Chairman of the Board of Directors, in accordance with the Operating Rules of the Board of Directors, will be responsible for the following actions: a) calling and directing the meetings of the Board of Directors; b) calling the General Meeting, subject to approval by the Board of Directors.

Article 28 - The Vice-Chairman, or in his/her absence, whoever is nominated by the Chairman under the terms of Article 22, will be responsible for replacing the Chairman whenever the latter is absent or incapacitated and, further, in the event of a vacancy, will occupy the position of Chairman until a new incumbent is elected.

51

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

CHAPTER VII

COMPLIANCE AND AUDIT

Article 29 - The Company will have a permanent Compliance and Audit Committee set pursuant to the Bylaws, advisory body directly linked to the Board of Directors, composed of five (5) members elected by the Board of Directors.

First Paragraph - The Compliance and Audit Committee set pursuant to the Bylaws shall have in its composition (i) 3 (three) independent members of its Board of Directors pursuant to the Company's own policy; and (ii) 2 (two) members who are not members of the Board of Directors, chosen in accordance with paragraph 2.

Second Paragraph - The 2 (two) non-participating members of the Board of Directors shall be independent members, pursuant to CVM Resolution No. 23/21 or any other that may replace it, and shall be chosen by the said body among those indicated in the list, to be submitted by the Chairman of the Board of Directors, drawn up by a specialized company with proven experience, and the indication of names by shareholders is not allowed.

Third Paragraph - For the purposes of complying with CVM Resolution No. 23/21, at least 1 (one) of the 3 (three) members of the Company's Board of Directors who are members of the Compliance and Audit Committee set pursuant to the Bylaws must simultaneously meet the independence criteria provided for in the the Company's own policy and the independence criteria provided for in CVM Resolution 23/21 or any other that may replace it.

Fourth Paragraph - The members of the Compliance and Audit Committee set pursuant to the Bylaws will be elected for a term of 02 (two) years and will hold their positions for a maximum of 10 (ten) years.

Fifth Paragraph - For the members of the Compliance and Audit Committee set pursuant to the Bylaws who are members of the Board of Directors, the resignation or removal of the position of member of the Board of Directors will automatically result in the resignation or removal, as the case may be, of the position of member of the Compliance and Audit Committee set pursuant to the Bylaws.

Sixth Paragraph - At least one of the members of the Compliance and Audit Committee set pursuant to the Bylaws must have recognized knowledge in the areas of corporate accounting, auditing and finance, which characterizes him as a financial expert, pursuant to CVM Resolution No. 23/21 or any other that replace it, the US laws applicable to the Company and listing rules to which the Company is subject, and the financial specialist may or may not be a member of the Board of Directors.

52

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Seventh Paragraph - The participation of Directors and employees of the Company, its subsidiaries, parent company, affiliates or companies under common control, directly or indirectly, in the Compliance and Audit Committee set pursuant to the Bylaws is prohibited.

Eighth Paragraph - The Compliance and Audit Committee set pursuant to the Bylaws will have its own internal regulations approved by the Board of Directors, which will describe in detail its functions, as well as its operating procedures and attributions of its Coordinator.

Ninth Paragraph - The exercise of the activities of the members of the Compliance and Audit Committee set pursuant to the Bylaws, as well as its internal regulations, shall comply with the rules provided for in Brazilian regulations, especially in CVM Resolution 23/21, and in the United States, including the provisions of Sarbanes–Oxley Act and in the rules issued by the Securities and Exchange Commission - SEC.

Tenth Paragraph - The same duties and responsibilities imposed by law or by these Bylaws on the Company's managers shall apply to the members of the Compliance and Audit Committee set pursuant to the Bylaws.

Article 30 – The Company must maintain an area dedicated to the activities of compliance, which will be led by an integral part of high hierarchy. Such member will report directly to the Compliance and Audit Committee set pursuant to the Bylaws and said member will not be subordinated or connected to any other area or any other Officer of the Company, and said member will have the powers required to ensure the fulfillment of his/her function in an independent manner.

CHAPTER VIII

EXECUTIVE BOARD

Article 31 – The Executive Board will consist of at least four (4) and at most ten (10) individuals, with one Chief Executive Officer elected by the Board of Directors and removable thereby at any time, observing the provisions in the Shareholders’ Agreement filed at the Company’s headquarters.

53

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Article 32 - The Executive Board officers will have a term of office of three (3) years.

Sole Paragraph - The Officers will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Executive Board’s Meetings, as well as the other documents required by the applicable legislation and the Instrument of Consent of Administrators set forth in the Regulation, and the polices in effect for the Company, and will remain in their positions with full exercise of their duties until their substitutes take office.

Article 33 - In the absence or impairment of any Officer, the Chief Executive Officer will be responsible for nominating, from among the other Officers, his/her substitute who shall accrue both duties, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

Sole Paragraph - In the absence or temporary impairment of the Chief Executive Officer, the Chairman of the Board of Directors will be responsible for designating his/her substitute.

Article 34 - In the event of a vacancy in the position of Officer, the Board of Directors will be responsible for electing a substitute to hold the office for the remaining period of the term of office, observing the provisions of the Shareholders’ Agreement filed at the Company’s headquarters.

Article 35 - The Executive Board will be responsible for: a) carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies; b) preparing the annual management report, the financial statements and the proposal for allocation of income for the fiscal year, all of which will be submitted to the Board of Directors and the General Meeting.

Article 36 - The Chief Executive Officer will be responsible for: a) proposing the overall organizational macrostructure of the Company to the Board of Directors; b) defining the areas of authority and coordinating the actions of the Officers in implementing the Company’s Business Plan; c) calling and presiding over meetings of the Executive Board; d) submitting the Business Plan to approval by the Board of Directors; and e) proposing polices to the Board of Directors for general application in the Company.

54

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Article 37 - The remaining Officers will be responsible for carrying out actions and managing within the attributions defined in the basic management structure.

Sole Paragraph – Without prejudice to the provisions of Article 39 hereof, any two (2) Officers shall represent the Company as either plaintiff or defendant, in or out of court.

Article 38 - The Company may nominate attorneys-in-fact and the relevant document must be signed by two members of the Executive Board.

Sole Paragraph - The powers of attorney must specify the powers granted and the duration of the term office, which shall be limited to a maximum of one (1) year, except for those granted for representation of the Company in legal or administrative proceedings or which the exercise thereof until the conclusion of the issue or proceeding is essential to the term of office.

Article 39 – Except for the cases established in these Bylaws, the Company will only be bound by documents signed jointly by: a) 2 (two) Officers; b) one Officer and one Attorney-in-Fact, or two Attorneys-in-Fact with specific powers granted in accordance with Article 38 of these Bylaws.

First Paragraph - The following acts may only be signed by 1 (one) Officer, or by 1 (one) Attorney-in Fact, appointed according to these Bylaws: a) the endorsement of checks and money orders for deposit in the Company’s bank account; b) authorizations to make transactions in the blocked account of the Unemployment Compensation Fund (FGTS); c) the registration and issue of documents regarding to labor, tax and customs and digital certification related matters; and d) the receipt of any amounts due by signing the receipts and giving release.

Second Paragraph - In special cases, express powers may be granted to only one Officer or Attorney-in-Fact in order to carry out acts specified in the relevant documents, with due regard to the rule set forth in the Article 38 of these Bylaws.

Article 40 - The Executive Board will meet when summoned by the Chief Executive Officer.

Sole Paragraph - The Executive Board may meet with at least half of its current members in attendance, with the Chief Executive Officer or his/her alternate included among them, in accordance with Article 33, Sole Paragraph.

55

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Article 41 - The Executive Board is prohibited from: a) taking out loans with institutions that are not members of the official or private banking network, whether within Brazil or abroad, unless expressly authorized by the Board of Directors; b) performing acts of any nature relating to business or operations that are not consistent with the Company’s objectives, such as the provision of guarantees on third-party liabilities, except to controlled companies, or if expressly authorized by the Board of Directors.

CHAPTER IX

FISCAL BOARD

Article 42 - The Fiscal Board, composed of up to five (5) members and their alternates, elected by the General Meeting, pursuant to the provisions of the Shareholders’ Agreements filed at the Company’s headquarters shall operate on a permanent basis, in accordance with the Law.

Sole Paragraph - The holders of non-voting preferred shares or with restricted voting rights, will be entitled to elect one member and his/her respective alternate. Minority shareholders will be assured the same right, provided that they jointly represent ten per cent (10%) or more of the voting shares.

Article 43 - The Fiscal Board will be effective for one (1) year, re-election permitted, and the election shall always take place during the Annual General Meeting.

First Paragraph – The members of the Fiscal Board will be invested in office upon the execution of deeds of investiture drawn-up in the Book of Minutes of the Fiscal Board Meetings, as well as the other documents required by the applicable legislation and the instrument of consent and/or adhesion to the polices in effect at the Company, remaining in their posts with full exercise of their duties until their substitutes take office.

Second Paragraph – In the event of a vacancy in the position of Director, the substitute shall automatically become its respective alternate in case no other Member is appointed by the remaining Directors form among the substitutes Directors, pursuant to the provision of the Shareholders’ Agreements filed at the Company’s headquarters, and shall act until the first General Meeting in which its name may be ratified or replaced by the shareholders. The substitute elected to fill the vacant position shall complete the remaining management term of the replaced member.

56

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Third Paragraph – The Fiscal Board shall adopt its own Set of Rules, which will establish procedures regarding its duties.

Article 44 - The members of the Audit Committee will receive the compensation established by the Meeting that elects them, observing the relevant terms of the law.

CHAPTER X

FINANCIAL YEAR, FINANCIAL STATEMENTS AND

DISTRIBUTION OF PROFITS

Article 45 - The financial year begins on January 1 and ends on December 31 of each year.

Article 46 - At the end of each financial year, the Company’s financial statements will be prepared on the basis of the Company’s official accounting records, as established by law.

First Paragraph - Profit sharing eventually attributable to the Company’s officers will be deducted from the net income for the financial year, after absorption of accumulated losses and deductions for the provision for income tax pursuant to the decision of the Annual General Meeting, observing the legal limits on the same, the AGM only approving the distribution of such profit sharing after the minimum dividends established in Article 9, item “c” of these bylaws have been guaranteed to the voting shares.

Second Paragraph - Of the net income verified in accordance with the Law, five per cent (5%) will be deducted for the constitution of a Legal Reserve Fund, until this reaches an amount equivalent to twenty per cent (20%) of the capital stock.

Third Paragraph - Shareholders will be entitled to receive a mandatory dividend of twenty five per cent (25%) of the net income for the financial year, determined at the end of each financial year according to the terms of the law pursuant to the legal and statutory rights of the preferred shares. When the value of the preferential dividend paid to the preferred shares is equal to or greater than 25% of the net income for the financial year, calculated in accordance with Article 202 of Law No 6,404/76, this will be considered to represent payment in full of the obligatory dividend. If there is any residual mandatory dividend after the payment of the preferential dividend, it will be assigned: a) in the form of a payment to the common shares of a dividend up to the limit of the preferential dividend of the preferred shares; and b) in the event of a continued residual balance, in the distribution of an additional dividend to the common and the class “A” preferred shares on an equal basis, in such a way that each voting or preferred share of that class receives the same dividend.

57

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

Fourth Paragraph - The Company, may, at its discretion, draw up quarterly and/or half-yearly financial statements. If there is positive net income in such statements, dividends may be distributed in accordance with the terms of the law, by prior decision of the Board of Directors, ad referendum of the General Meeting.

Fifth Paragraph - The Board of Directors may declare interim dividends using profit reserves held over from previous annual or half-yearly balance sheets.

Sixth Paragraph - The Company may, at the decision of the Board of Directors, pay interest on capital to its shareholders in accordance with the terms of Article 9, Paragraph 7 of Law No. 9,249 of December 26, 1995 and relevant legislation, offsetting the amount of interest paid or credited against the value of the preferential dividend for the preferred shares and the mandatory dividend established in Article 9 and the third paragraph of Article 46 of these bylaws, respectively.

Article 47 - The dividends and the interest on capital considered in the sixth paragraph of Article 46 that is attributed to the shareholders will not be subject to interest, and if not claimed within three (3) years of the initial date for payment of each dividend or payment of interest on capital, will revert to the Company.

CHAPTER XI

SHAREHOLDERS AGREEMENT

Article 48 - The Shareholders Agreements duly registered at the Company’s headquarters, which, among other things, establish clauses and conditions for the purchase and sale of shares issued by the Company, preemptive rights in acquiring the same, exercising voting rights or power of control, will be respected by the Company, by Management and by the Chairman of the General Meetings.

Sole Paragraph - The obligations and responsibilities arising from such agreements will be valid and will be binding on third parties as soon as such agreements have been registered in the Company’s books. Company management will ensure that these agreements are respected and the Chairman of the General Meeting or the Chairman of the Meetings of the Board of Directors will, as the case may be, act in accordance with the terms established in law.

58

BRASKEM S.A.

Corporate Tax I.D. (C.N.P.J.) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING

HELD ON APRIL 19, 2022

CHAPTER XII

GENERAL CONSIDERATIONS

Article 49 - The Company shall be liquidated pursuant to the terms of the Law.

Sole Paragraph - In the event of the extrajudicial liquidation of the Company, it shall be incumbent on the General Meeting to determine the manner of liquidation, appoint the liquidator and the Audit Committee that will function during the liquidation period.

Article 50

The amounts in US dollars mentioned in these Bylaws shall be used exclusively as a reference for the range of values and shall be considered by their equivalent values in Reais, converted by the average exchange rate disclosed by the Central Bank of Brazil, considering for this purpose the average of the month prior to the operation.

59

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.